BURLINGTON STORES, INC.

2006 ROUTE 130 NORTH

FLORENCE, NEW JERSEY 08518

February 9, 2015

VIA FEDERAL EXPRESS

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Burlington Coat Factory Investments Holdings, Inc.

Form 10-K for the fiscal year ended February 1, 2014

Filed April 23, 2014

File No. 333-137916-110

Burlington Coat Factory Warehouse Corporation

Form 10-K for the fiscal year ended February 1, 2014

Filed April 23, 2014

File No. 001-08739

Dear Ms. Thompson,

Pursuant to the applicable provisions of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated thereunder, please find below the response to the comment letter to Thomas A. Kingsbury dated January 29, 2015 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Annual Report on Form 10-K for the fiscal year ended February 1, 2014 filed by Burlington Coat Factory Investments Holdings, Inc. (“BCFIH”) on April 23, 2014 and the Annual Report on Form 10-K for the fiscal year ended February 1, 2014 filed by Burlington Coat Factory Warehouse Corporation (“BCFWC”) on April 23, 2014.

The numbered paragraph below sets forth the Staff’s comment from its letter to Mr. Kingsbury, together with our response thereto.

Jennifer Thompson

United States Securities and Exchange Commission

Form 10-K for the fiscal year ended February 1, 2014

1.	Staff’s comment: We note that you stopped filing quarterly reports after the Form 10-Q for the quarterly period ended May 3, 2014. Please explain to us whether you believe that you no longer have a reporting obligation. If so, please tell us your intentions regarding your reporting status, including whether you plan to register any securities or if you plan to file a Form 15 to exit the system.

Response:

BCFWC and BCFIH are both indirect, wholly-owned subsidiaries of Burlington Stores, Inc. (collectively with its subsidiaries, the “Company”). Burlington Stores, Inc. completed its initial public offering of common stock in October 2013 and, accordingly, is currently subject to the reporting requirements of the Exchange Act.

In October 2011, BCFWC registered $450,000,000.00 of 10% Senior Notes due 2019 (the “Senior Notes”) with the Commission on a Registration Statement on Form S-4 (No. 333-175594) (the “Registration Statement”). Accordingly, BCFWC became subject to the reporting requirements of the Exchange Act upon the effectiveness of the Registration Statement pursuant to Section 15(d) of the Exchange Act. That duty to file, however, was automatically suspended pursuant to Section 15(d) as of the first day of BCFWC’s 2012 fiscal year as there were, as of that time, less than 300 record holders of the class of securities with respect to which the Registration Statement was filed. As the suspension was granted by statute and was not contingent on the filing of a Form 15, BCFWC did not file a Form 15.

BCFWC used the net proceeds from the offering of the Senior Notes, together with borrowings under its credit facilities to, among other things, repurchase BCFWC’s outstanding 11 1/8% Senior Notes due 2014 (the “BCF Notes”) and BCFIH’s outstanding 14 1/2% Senior Discount Notes due 2014 (the “Holdings Notes” and, together with the BCF Notes, the “Prior Notes”). The Prior Notes were also registered with the Commission on registration statements on Form S-4 and, similarly, neither BCFWC nor BCFIH filed a Form 15 in connection with the suspension of their reporting obligations under the Exchange Act with respect to the Prior Notes.

The indentures pursuant to which the Senior Notes and the Prior Notes (collectively, the “Notes”) were issued required BCFWC and BCFIH, as applicable, to furnish the holders of the Notes, within the time periods specified in the Commission’s rules and regulations, (1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K, if BCFWC or BCFIH were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the company’s certified independent accountants; and (2) all current reports that would be required to be filed with the Commission on Form 8-K if BCFWC or BCFIH were

Jennifer Thompson

United States Securities and Exchange Commission

required to file such reports. Although neither BCFWC nor BCFIH was subject to the reporting requirements of the Exchange Act after their duty to file was automatically suspended pursuant to Section 15(d), each company made voluntary Exchange Act filings with the Commission in order to comply with the foregoing indenture obligations.

The Senior Notes were redeemed in full in August 2014. Following the redemption, neither BCFWC nor BCFIH was required to make filings with the Commission pursuant to the indenture governing the Senior Notes or otherwise. Neither BCFWC nor BCFIH has plans at this time to register any securities or to file a Form 15 with the Commission.

In addition, the Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact me at (609) 387-7800, extension 2120.

Sincerely,

/s/ Christopher T. Schaub
Name: Christopher T. Schaub
Title: Vice President and Corporate Counsel

CC:

Lisa Sellars, Staff Accountant

Sondra Snyder, Staff Accountant